Exhibit 99.1

Joint News Release
Volta Obtains Shareholder Approval for Plan of Arrangement

Vancouver and Toronto, December 17, 2013 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold”) and Volta Resources Inc. (TSX: VTR) (“Volta Resources”) are pleased to announce that Volta Resources has obtained overwhelming shareholder approval for the proposed arrangement (the “Arrangement”) between B2Gold and Volta Resources previously announced on October 28, 2013 and November 14, 2013.

Volta Resources held a special meeting (the “Meeting”) of holders (the “Volta Shareholders”) of common shares of Volta Resources this morning.  At the Meeting, Volta Shareholders were asked to consider and, if deemed advisable, pass a special resolution approving the Arrangement between Volta Resources and B2Gold.  The Arrangement required approval by at least 66⅔% of the votes cast by Volta Shareholders present in person or by proxy at the Meeting, and by a majority of the votes cast by Volta Resources’ disinterested shareholders present in person or by proxy at the Meeting.  The approvals were obtained and approximately 99.3% of the votes cast by Volta Shareholders were in favour of the special resolution approving the Arrangement.

Volta Resources anticipates returning to court on December 19, 2013 to seek a final order to implement the completion of the Arrangement.  The Arrangement remains subject to receipt of all requisite regulatory approvals.  The Arrangement is expected to be completed on December 20, 2013.

On completion of the Arrangement, Volta will become a wholly-owned subsidiary of B2Gold.  Under the terms of the Arrangement, it is expected that on a fully-diluted in-the-money basis, Volta Shareholders will receive as consideration, common shares representing approximately 3.4% of B2Gold’s issued and outstanding shares following closing.  Upon closing of the Arrangement, B2Gold will issue approximately 23.3 million shares in exchange for Volta Resources shares.

About B2Gold

B2Gold Corp. is a Vancouver based gold producer with two mines in Nicaragua, one mine in the Philippines, one mine under construction in Namibia and a strong portfolio of development and exploration assets in Nicaragua, the Philippines, Namibia and Colombia. B2Gold was founded in 2007 by the former executive and management team of Bema Gold Corporation. Bema grew from a junior explorer to an international gold producer that was acquired by Kinross Gold Corporation through a C$3.5 billion transaction in February 2007. B2Gold’s corporate objective is to build further shareholder value through the exploration and development of existing projects and additional accretive acquisitions, capitalizing on the extensive experience and relationships that management has developed over the past 25 years. B2Gold trades on the TSX under the symbol “BTO”, on the NYSE MKT under the symbol “BTG” and on the Namibian Stock Exchange under the symbol “B2G”.

About Volta

Volta Resources Inc. is a Canadian resource company with a portfolio of quality gold exploration projects in Burkina Faso and Ghana, both mining-friendly West African jurisdictions with proven world-class gold deposits. Volta Resources is currently focused on its flagship Kiaka gold project, located in south central Burkina Faso, approximately 140 kilometers southeast of the capital Ouagadougou. The acquisition of properties around the Kiaka gold project has provided Volta Resources with an extensive ground position along the highly prospective Markoye Fault Corridor in an important emerging gold province.

ON BEHALF OF B2GOLD CORP.	VOLTA RESOURCES INC.

“Clive T. Johnson”	“Kevin Bullock”
President and Chief Executive Officer	President and Chief Executive Officer

For more information on B2Gold please visit its web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Associate, Investor Relations
604-681-8371	604-681-8371

For more information on Volta Resources please visit its web site at www.voltaresources.com or contact:

Kevin Bullock
President and Chief Executive Officer
416-867-2299

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Volta Resources or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of B2Gold, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking statements” and "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, respectively. Such forward-looking statements and information include, but are not limited to, statements with respect to the proposed Arrangement between B2Gold and Volta Resources, expected issuance of shares at the closing of the Arrangement and the percentage of issued and outstanding B2Gold shares represented thereby, timing for court approval and timing for completion of the Arrangement. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements and information are based on various assumptions and on the best estimates of Volta Resources or B2Gold, as the case may be, as of the date hereof, and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of B2Gold or Volta Resources (and the company resulting from the successful completion of the proposed Arrangement) to be materially different from those expressed or implied by such forward-looking statements and information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; delay or failure to receive shareholder or regulatory approvals or the failure to satisfy other closing conditions to the Arrangement; timing and availability of external financing on acceptable terms; the business of B2Gold and Volta Resources not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the proposed Arrangement; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; a delay in receiving or a failure to receive requisite regulatory and court approvals, as well as those risks identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov respectively, as well as in Volta Resources’ filings with Canadian securities regulators at www.sedar.com, from time to time. Although each of B2Gold and Volta Resources has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements and information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Neither B2Gold nor Volta Resources undertakes to update any forward-looking information, except in accordance with applicable securities laws.